[Direct Line]	Tampa, Florida 33602 (813) 224-9255 (813) 223-9620[Fax] Tampa, Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

January 19, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Michael Clampitt,  Staff Attorney

RE:	Ministry Partners Investment Company, LLC
Class 1A Notes - Registration Statement on Form S-1 File No. 333-221954

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated December 28, 2017 related to the Company’s Registration Statement on Form S-1 filed on December 8, 2017.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Frequently Asked Questions About the Notes, page 1

1.

Revise to add a Q&A captioned, “Are there fees associated with my investment” or another similar caption, and explain that a new, 1% per annum “asset under management fee” will be charged monthly. In addition, clarify if the charge will apply to Notes already outstanding, or renewal or rollovers of outstanding Notes. Finally, clarify if the charge will be applied monthly and if it is applied to not only the Note amount but any accrued or deferred interest already earned but not yet paid. The use of examples would also be encouraged.

January 19, 2018

RESPONSE:

The Company has added a Q & A captioned “Are there fees associated with my Investment?” to the Registration Statement, but has eliminated any reference to an “assets under management fee”.  As revised, the current form of the Registration Statement provides that an initial 1% sales commission will be assessed on the purchase of a Class 1A Note (the “Note” or “Notes”).  This 1% sales commission will be assessed on all Notes sold under the Registration Statement, including rollovers and investments made by a repeat investor when a previously held note matures.  The 1% sales commission will be a one-time charge assessed when a Note is purchased.  Commencing twelve months after a Note is purchased, an account servicing fee equal to 1% per annum of the principal amount of the Note purchased will be assessed on a monthly basis and paid to the Company’s wholly-owned subsidiary, Ministry Partners Securities, LLC (“MP Securities”), throughout the remaining term of the Note; subject to a maximum gross dealer compensation of 5.5% assessed on any Note purchased under the offering (“Account Servicing Fee”).  The Company has also provided an example in the Q&A added to illustrate the commissions that will be paid when a Note is purchased and fees assessed during the period in which a Note is held.

The Company will apply the Account Servicing Fee to its outstanding publicly offered notes on a monthly basis commencing with the declaration of effectiveness of the Company’s Registration Statement.  No Account Servicing Fee will be assessed, however, on any outstanding note once the 5.5% ceiling on compensation paid to MP Securities has been reached.  With the substantial reduction in sales commissions paid on the purchase of a Note as compared to the sales commission previously paid on the sale of the Company’s publicly offered notes, the Company is transitioning its compensation arrangement with its wholly-owned subsidiary, MP Securities, to adopt a cost focused approach.

2.

With regard to the asset under management fee, please advise us why MP Securities is not required to register as an Investment Company or under the Investment Advisory Act or be registered or regulated under state laws.

As revised in the current form of the Registration Statement, the Company will not assess an “assets under management fee”, but will assess a 1% per annum Account Servicing Fee that will be assessed on the principal balance of a Note purchased commencing one year after the sale occurs and will be applied during the remaining term of the Note.  The Account Servicing Fee will not be assessed on accrued or deferred interest already earned, but not paid.  The 1% per annum Account Servicing Fee will be paid to the Company’s wholly-owned subsidiary,  MP Securities, to help offset costs incurred in conducting the sale, marketing, and administrative tasks associated with the Company’s publicly offered notes.

Section 202(a)(11) of the Investment Advisers Act provides that the definition of an investment adviser does not include a broker/dealer whose performance of such advisory services is solely incidental to the conduct of its business as a broker dealer and receives no

January 19, 2018

separate compensation.  When making sales of a Note under the Registration Statement, MP Securities will perform its tasks solely as a selling agent for the Notes and its primary role will be to distribute and sell the Notes.  As the selling agent for the Company’s Notes, MP Securities will not hold itself out as an investment adviser or as providing investment advice.

In Investment Advisers Act Release No. 2376 (April 25, 2005), the SEC stated that investment advice is “solely incidental” to brokerage services when the advisory services rendered “are in connection with and reasonably related to the brokerage services provided.”  In this Release, the SEC further stated that a broker dealer does not have to treat its brokerage customers to whom it provides investment advice as advisory clients simply because it is registered under the Advisers Act.  Under the terms of the amended Registration Statement, the Company will compensate its selling agent, MP Securities, with (i) a 1% initial sales commission on the principal amount of the purchased Note; (ii) a .50% processing fee on the principal amount of a purchased Note; and (iii) a 1% per annum Account Servicing Fee that will be applied to the principal amount of a purchased Note commencing twelve months after the Note is purchased.  The Account Servicing Fee will be applied to the principal amount of a Note purchased and will be treated as a trailing commission to compensate the Company’s selling agent, MP Securities, for handling the marketing and administration of the Company’s publicly offered notes program.

For those clients for whom MP Securities provides investment advice, it provides those services as a state registered investment advisory firm.  On July 11, 2013, the State of California granted its approval for MP Securities to operate as a state registered investment advisory firm.   To the extent that MP Securities offers investment advisory services to California residents, MP Securities will comply with the California rules regarding regulation of investment advisors.    For those investors that merely purchase a note, however, MP Securities handles these as a broker transaction and any investments advisory services provided are merely incidental to the sale.

Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”) defines an investment company as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.  Section 3(a)(1)(C) of the Investment Company Act defines an investment company as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets.  The Company is a credit union service organization whose core mission is to provide financing solutions to ministries, churches, schools and colleges through secured mortgage loans.  Because the Company’s primary mission and business does not involve investing in, reinvesting or trading in securities, we believe the Company is not an investment company under the Investment Company Act.

January 19, 2018

3.

We note the Q&A on page 2 where you “reserve the right to prospectively adjust the applicable Fixed or Variable Spread” and “will provide notice of any change in the Fixed or Variable Spread by supplement to this Prospectus.”  Please advise us why this issuance would then not be considered a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415. Please revise accordingly or articulate why your offering of the notes would qualify as conducted on a continuous basis.

The Company has revised this Q&A to reflect the fact that the Fixed Spread or Variable Spread cannot be changed without the written consent of the investor.  Any change to the Fixed or Variable Spread will be made pursuant to a Post-Effective Amendment.

Underwriting Compensation We Will Pay, page 127

4.

We note disclosure in footnote 1 to the use of proceeds table on page 31 and on page 128 that up to an additional $1,587,426 in underwriting compensation may be paid for expenses in addition to the AUM fee.  We also note the disclosure on page 128 that this amount is for non-transaction based compensation to FINRA members and dual-employee non-transaction-based compensation. Please expand the disclosure on page 128 to more fully describe who will receive the fees and for what activities. Please also confirm that these payments comply with applicable FINRA rules.

The Company has revised the footnotes to the Section entitled “Use of Proceeds” on page 32 and disclosure included on page 129 in response to this comment.  As revised, up to $787,495 of additional expenses the Company and MP Securities incurs will be considered as additional underwriting compensation under applicable FINRA Rules.  On page 129, the current form of the Registration Statement provides that $478,697 will be allocated to dual employees of the Company and MP Securities and $299,799 as non-transaction based compensation paid to MP Securities as salary expense.    We have added disclosure in Section entitled “Plan of Distribution” to provide further details regarding who will receive these payments and describe the services performed by these employees.  All compensation paid to such employees will comply with applicable FINRA rules.

5.

Please expand the disclosure on underwriter compensation to clarify whether, given the affiliated status of the broker-dealer, MP Securities, FINRA approval is required for the affiliate broker-dealer to act as an underwriter in the debt offering.

We have added disclosure in Section entitled “Plan of Distribution” to clarify that FINRA approval pursuant to Rule 5110 must be obtained in order for MP Securities to participate in the Offering.

January 19, 2018

Part II

Item 16.  Exhibits.

6.

Please revise the list of exhibits to include the Form of Indenture, the Forms of Notes and the Forms of Purchase Applications. We note these documents are attached to the Prospectus as Exhibits. Nonetheless they should be listed in the Exhibit Index and filed as Exhibits to the registration statement.

The Company has revised the list of exhibits to include the Form of Indenture, Forms of Notes and Forms of Purchase Applications.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/Randy K Sterns

Randy K. Sterns

cc: Joseph W. Turner, Jr.